================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 29, 1999 or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _______ to _______


                          Commission File No. 1-10863


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        YORK INTERNATIONAL CORPORATION
                                INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        YORK INTERNATIONAL CORPORATION
                           631 South Richland Avenue
                           York, Pennsylvania 17403

================================================================================

                                     INDEX
                                     -----

Item                                                                      Page
----                                                                      ----
Signature..............................................................    2

Financial Statements and Supplemental Schedule.........................    3

Exhibit Index..........................................................   15

Exhibit................................................................   16

                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     YORK INTERNATIONAL CORPORATION
                                     INVESTMENT PLAN



Date: June 22, 2000                  By: /s/ Jane G. Davis
     -----------------                   --------------------------------------
                                     Jane G. Davis
                                     Member, Pension and Investment Committee

                        YORK INTERNATIONAL CORPORATION
                                INVESTMENT PLAN

                             Financial Statements
                                      And
                             Supplemental Schedule

                    December 29, 1999 and December 31, 1998

                         Independent Auditors' Report


To the Pension and Investment Committee of
York International Corporation:


We have audited the accompanying statements of net assets available for benefits of the York International Corporation Investment Plan as of December 29, 1999 and December 31, 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the York International Corporation Investment Plan as of December 29, 1999 and December 31, 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

June 9, 2000

                        YORK INTERNATIONAL CORPORATION

                                INVESTMENT PLAN

                Statements of Net Assets Available for Benefits

                            (thousands of dollars)

                    December 29, 1999 and December 31, 1998


                                               December 29,      December 31,
                   Assets                          1999              1998
                                               ------------      ------------
Investments:
  At fair value                                 $  162,018          130,943
  At contract value                                 62,435           60,231
  Participant notes receivable, at cost              3,718            3,253
                                                ----------         --------
       Total investments                           228,171          194,427
                                                ----------         --------

Receivables:
  Employer's contribution                              121              151
  Participants' contributions                        1,111            1,182
  Interest                                              25               23
                                                ----------         --------
       Total receivables                             1,257            1,356
                                                ----------         --------

Net assets available for benefits               $  229,428          195,783
                                                ==========         ========

See accompanying notes to financial statements.

                        YORK INTERNATIONAL CORPORATION

                                INVESTMENT PLAN

          Statements of Changes in Net Assets Available for Benefits

                            (thousands of dollars)

              Years Ended December 29, 1999 and December 31, 1998

                                                    December 29,  December 31,
                                                         1999        1998
                                                    ------------  ------------
                         Additions

Additions to net assets attributed to:
  Investment income:
     Net appreciation in fair value of investments    $  15,024      20,106
     Interest and dividends                              16,044      11,178

  Contributions:
     Employer's                                           1,807       1,513
     Participants'                                       17,483      16,376
                                                      ---------     -------
       Total additions                                   50,358      49,173
                                                      ---------     -------

                         Deductions

Deductions from net assets attributed to:
  Benefits paid to participants                          16,680      20,602
  Administrative expenses                                    33          27
                                                      ---------     -------

       Total deductions                                  16,713      20,629
                                                      ---------     -------

       Net increase prior to transfers                   33,645      28,544

Transfers from affiliated plans                              --       4,542
                                                      ---------     -------

       Net increase                                      33,645      33,086

Net assets available for benefits:
  Beginning of year                                     195,783     162,697
                                                      ---------     -------

  End of year                                         $ 229,428     195,783
                                                      =========     =======

See accompanying notes to financial statements.

                        YORK INTERNATIONAL CORPORATION

                                INVESTMENT PLAN

                         Notes to Financial Statements

                    December 29, 1999 and December 31, 1998

(1)  Plan Description

     The following description of the York International Corporation (Company) Investment Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan covering employees of the Company who have been employed for their respective eligibility periods and are members of employee groups to which the Plan has been extended. The Plan is administered by a committee appointed by the Company's Board of Directors. The Plan assets are held by Fidelity Management Trust Company (Fidelity), as trustee (Trustee). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Effective December 29, 1999, the Plan Sponsor amended the Plan to change the Plan year from the 12-month period ending December 31 to the 12-month period beginning December 30 and ending December 29.

     (b)  Contributions

          Each year, participants may contribute from one to sixteen percent of pretax compensation, as defined in the Plan. Participants may also contribute an additional one to ten percent of compensation as after-tax contributions, but the total of both before-tax and after-tax contributions cannot exceed sixteen percent of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Certain employee groups may be eligible to receive a Company match of 25 percent of the first 4 percent of base compensation that a participant contributes to the plan.

     (c)  Investment Options

          Upon enrollment in the Plan, participants may direct employee contributions in 10 percent increments in any of fifteen investment options.

          The "Fixed Income Fund", under an agreement between the Trustee and various insurance companies, provides a guaranteed rate of interest on contributions.

          The "Puritan Fund" is a mutual fund which seeks to obtain as much income as possible, consistent with the preservation and conservation of capital, by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

          The "Magellan Fund" is a mutual fund which invests primarily in common stock, and securities convertible into common stock, of U.S., multinational, and foreign companies of all sizes that offer potential for growth.

                        YORK INTERNATIONAL CORPORATION

                                INVESTMENT PLAN

                         Notes to Financial Statements

                    December 29, 1999 and December 31, 1998



     The "Equity Income Fund" is a growth and income fund. It seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

     The "Growth & Income Fund" is a growth and income fund. It seeks high total return through a combination of current income and capital appreciation. It invests in securities of companies that pay current dividends and offer potential growth of earnings, such as common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities.

     The "OTC Portfolio Fund" is a growth fund. It seeks long-term capital appreciation by investing primarily in securities traded on the over-the-counter securities market. Securities in which the Portfolio Fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York Stock Exchange.

     The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally at least 65% of the fund's total assets will be invested in securities of issuers from at least three different countries outside of North America.

     The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

     The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 1-10 years.

     The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 10-20 years.

     The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 20-30 years.

     The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 30-40 years.

                        YORK INTERNATIONAL CORPORATION

                                INVESTMENT PLAN

                         Notes to Financial Statements

                    December 29, 1999 and December 31, 1998

     The "Spartan U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

     The "U.S. Bond Index Portfolio Fund" is an income fund. It seeks investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

     The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock. If participants choose to invest in the York International Stock Fund, the following restrictions will apply to their investment:

     . Limitation on New Contributions - participants will only be permitted to invest up to 20% of any new contributions to the Plan in the York International Stock Fund.

     . No Rollover Purchase - participants will not be permitted to invest any portion of a rollover contribution in the York International Stock Fund.

     . No Transfers from Other Funds into the York International Stock Fund - although participants will be able to continue to make exchanges between other investment funds, participants will not be permitted to transfer amounts that are invested in another investment fund into the York International Stock Fund.

     . Sales of York International Stock Fund must occur during window period -although participants will be permitted to sell any portion of their investment in the York International Stock Fund and invest the proceeds of that sale into another investment fund, any sale can only occur during a "window" period that will be established by the Company. Throughout the year, participants will be notified of upcoming window periods.

     Participants may change their investment options once a month.

                        YORK INTERNATIONAL CORPORATION

                                INVESTMENT PLAN

                         Notes to Financial Statements

                    December 29, 1999 and December 31, 1998



(d)  Participant Notes Receivable

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates range from 7 percent to 11 percent. Principal and interest are paid through monthly payroll deductions.

(e)  Participants' Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f)  Vesting

     Participants are immediately vested in their contributions and their employer matching contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their account plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after four years of credited service, as follows:

                       Years of Service       Vested %

                    Less than 2                       0%
                    2                                33%
                    3                                67%
                    4 or more                       100%

(g)  Payment of Benefits

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity. For the York International Stock Fund, participants may elect to receive cash or shares of York International Corporation stock and cash with cash representing the value of any fractional share. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.

                        YORK INTERNATIONAL CORPORATION

                                INVESTMENT PLAN

                         Notes to Financial Statements

                    December 29, 1999 and December 31, 1998



     (h)  Forfeitures

          At December 29, 1999 and December 31, 1998, forfeited nonvested accounts totaled $401,208 and $317,004, respectively. These accounts may be used first to pay any expenses payable for the plan year and then shall be used to reduce future employer contributions. In 1999, employer contributions were not reduced by forfeited nonvested accounts.

(2)  Summary of Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Investment Valuation and Income Recognition

          Investments in the Magellan Fund, Puritan Fund, Equity Income Fund, Growth & Income Fund, OTC Portfolio Fund, Overseas Fund, Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, Spartan U.S. Equity Index Fund, U.S. Bond Index Portfolio Fund, and York International Stock Fund are stated at fair value as reported by the Trustee.

          Participant Notes Receivable are valued at cost which approximates fair value.

          The Fixed Income Fund is fully benefit-responsive and in accordance with Statement of Position No. 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans" is recorded at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The average yield for the years ended December 29, 1999 and December 31, 1998 was 6.06% and 6.33%, respectively. The crediting interest rate at December 29, 1999 and December 31, 1998 was 6.32% and 6.23%, respectively. Crediting interest rates for traditional bank and insurance company contracts are primarily fixed for the life of the contract. Crediting interest rates for synthetic contracts are reset monthly or quarterly, depending on contract terms.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)  Administrative Expenses

          Certain administrative expenses are paid by the Company.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                        YORK INTERNATIONAL CORPORATION

                                INVESTMENT PLAN

                         Notes to Financial Statements

                    December 29, 1999 and December 31, 1998


     (e)  Payment of Benefits

          Benefits are recorded when paid.


(3)  Investments


     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
     3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.


     The following table separately identifies those investments which represent 5 percent or more of the Plan's net assets.

                                                          December 29,        December 31,
          (in thousands)                                      1999                1998
                                                       -----------------    ---------------
          Mutual Funds:
              Fixed Income Fund (1)                    $          62,435             60,231
              Puritan Fund                                        19,173             20,298
              Magellan Fund                                       71,453             57,110
              Growth & Income Fund                                23,916             22,094
              OTC Portfolio Fund                                  17,574              9,347
              Other                                               29,902             22,094

          Participant Notes Receivable                             3,718              3,253
                                                       -----------------    ---------------
                                                       $         228,171            194,427
                                                       =================    ===============

          (1) Includes nonparticipant-direct unallocated forfeited nonvested accounts of $401,208 and $317,004 at December 29, 1999 and December 31, 1998, respectively. Tne increase is attributable to additional forfeited nonvested accounts of $84,204 for the year ending December 29, 1999.


     During 1999 and 1998, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $15,024,000 and $20,106,000, respectively.

                        YORK INTERNATIONAL CORPORATION

                                INVESTMENT PLAN

                         Notes to Financial Statements

                    December 29, 1999 and December 31, 1998

(4)  Related Party Transactions


     Certain Plan investments are shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $33,044 and $27,451 for 1999 and 1998, respectively.

     In addition, the plan invests in a fund containing common stock of the Plan sponsor, York International Corporation, and therefore, these transactions qualify as party-in-interest transactions.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(6)  Tax Status of the Plan

     The Internal Revenue Service has determined and informed the Company by letter dated September 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

                                                                      Schedule 1

                        YORK INTERNATIONAL CORPORATION

                                INVESTMENT PLAN

                Schedule of Assets Held for Investment Purposes

                                (in thousands)

                               December 29, 1999

                                                                                         Current
      Identity of Issuer                         Description of Investment                value
------------------------------------   -------------------------------------            ---------
* York International Corporation       York International Stock Fund                    $       8
* Fidelity Investments                 Fixed Income Fund (1)                               62,435
* Fidelity Investments                 Puritan Fund                                        19,173
* Fidelity Investments                 Magellan Fund                                       71,453
* Fidelity Investments                 Equity Income Fund                                  10,151
* Fidelity Investments                 Growth & Income Fund                                23,916
* Fidelity Investments                 OTC Portfolio Fund                                  17,574
* Fidelity Investments                 Overseas Fund                                        6,484
* Fidelity Investments                 Freedom Income Fund                                     89
* Fidelity Investments                 Freedom 2000 Fund                                    1,070
* Fidelity Investments                 Freedom 2010 Fund                                    2,916
* Fidelity Investments                 Freedom 2020 Fund                                    1,865
* Fidelity Investments                 Freedom 2030 Fund                                    1,358
* Fidelity Investments                 Spartan U.S. Equity Index Fund                       4,947
* Fidelity Investments                 U.S. Bond Index Portfolio Fund                       1,014
                                       Participant Notes Receivable
                                           (interest of 7% - 11% )                          3,718
                                                                                        ---------
                                                                                        $ 228,171
                                                                                        =========

* Party-in-interest

(1) Includes nonparticipant-directed amounts at cost and current value of $401,000.

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.    Document
-----------    --------


     23        Consent of Independent Auditors